File No. 70-9183

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                        PRE-EFFECTIVE AMENDMENT NO. 2 TO

                                    FORM U-1

                           APPLICATION AND DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                                  HOLDCO, INC.
                           CENTRAL MAINE POWER COMPANY
                                 83 Edison Drive
                              Augusta, Maine 04336
           ----------------------------------------------------------
                  (Name of companies filing this statement and
                     address of principal executive offices)

                                      None
           ----------------------------------------------------------
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                  HoldCo, Inc.
                           Central Maine Power Company
                                c/o Anne M. Pare
                         Corporate Counsel and Secretary
                           Central Maine Power Company
                                 83 Edison Drive
                              Augusta, Maine 04336
           ----------------------------------------------------------
                     (Name and address of agent for service)

                  The Commission is requested to mail copies of
                   all orders, notices and communications to:


                         E. Ellsworth McMeen, III, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                          New York, New York 10019-4513



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     The Form U-1  Application and  Declaration in this  proceeding,  originally filed with the Commission on March 4, 1998, and amended and restated on June 11, 1998, is hereby amended to the extent indicated below.

1. The fourth paragraph of footnote 1 in Item 1.A is restated as follows:

                  "(c) NORVARCO. NORVARCO is one of two general partners with 50 percent interests in Chester SVC Partnership ("Chester"), a general partnership which owns a static var compensator facility (the "SVC
         Facility") located in Chester, Maine, adjacent to MEPCo's 345-kV transmission interconnection with New Brunswick, Canada. As a condition to approval of increased imports over the high-voltage direct current tie line from Hydro-Quebec to New England (the "HVDC line"), in the 1980's, the Department of Energy required the SVC Facility to be constructed by participants in the New England Power Pool to protect
         MEPCo's 345-kV transmission line against system disturbances and outages caused by the shifting of load to the MEPCo line from the HVDC line in the event of outages on the HVDC line or in Hydro-Quebec's system. Under a support agreement, MEPCO agreed to construct and maintain the SVC Facility and New England Hydro-Transmission Corporation agreed to reimburse MEPCo for all construction and maintenance costs incurred by MEPCo. Total design and construction costs for the SVC Facility were approximately $35 million. After construction of the SVC Facility, MEPCo transferred it to Chester and entered into a ground lease with Chester, since the SVC Facility is located on MEPCo's transmission corridor. In turn, Chester entered into an agreement with MEPCo under which MEPCo agreed to operate and maintain the SVC Facility by monitoring it and making settings. MEPCo has subcontracted these obligations to Bangor Hydro. All of these agreements have been approved by the Federal Energy Regulatory Commission ("FERC"). Chester is a Maine general partnership whose sole business is to own and, through operating agreements with other entities, operate the SVC Facility. Its two partners, each with a 50% interest, are NORVARCO and Bangor VAR Co., a wholly-owned subsidiary of Bangor Hydro. Under the partnership agreement, NORVARCO is the managing partner, with responsibility for directing MEPCo's operation and maintenance of the SVC Facility."



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2. Footnote 4 in Item 1.A is restated as follows:  "Central Maine's interests in
Kennebec Hydro, Kennebec Water and GIPOP are included in the proposed sale of generating assets to the FPL Group affiliate. If Kennebec Hydro is sold, such
sale  would  include   Kennebec   Hydro's   interest  in  The  Merimil   Limited
Partnership."

3. The last paragraph of Item 1.A is restated as follows:

     "Central Maine is subject to the regulatory authority of the Maine Public Utilities Commission (the "MPUC") as to retail rates, accounting, service standards, territory served, the issuance of securities maturing more than one year after the date of issuance, certification of generation and transmission projects and various other matters. Central Maine is also subject to the jurisdiction of the FERC under Parts I, II and III of the Federal Power Act for some phases of its business, including licensing of its hydroelectric stations, accounting, rates relating to wholesale sales and to interstate transmission and sales of energy and certain other matters. The MPUC also regulates MEPCO, NORVARCO, Chester, AVEC, Maine Yankee and MaineCom. MEPCo, NORVARCO, Chester and AVEC are regulated by the MPUC in all respects, except as to rates and short-term (one year or less) financings, which are regulated by the FERC. Specifically, the MPUC's regulation over these entities includes financings with maturities of more than one year, transactions and other arrangements with utility affiliates, any acquisition or creation of entities in which they hold at least a 10% interest, transfers of utility property and construction of facilities. The MPUC regulates financings by Maine Yankee with

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



maturities of longer than one year and Maine Yankee's transactions with affiliates. MaineCom is subject to regulation by the MPUC with respect to making available a fiber optics cable for public use in Maine. MaineCom has also received MPUC approval to provide local exchange and interexchange telephone service in Maine; it provides such service under contracts which are filed with the MPUC as rate schedules."

4. The fifth paragraph of Item 1.C is restated as follows:

     "The consummation of the Merger pursuant to the Plan of Merger is subject to a number of conditions. One condition is approval of the Reorganization by the Commission under Sections 9(a)(2) and 10 of the 1935 Act and the granting by the Commission of an exemption to Holding Company and Central Maine under
Section 3(a)(1) of the 1935 Act as requested by this application. The Plan of Merger is subject to approval by the affirmative vote of a majority of the outstanding shares of Central Maine Common Stock and Central Maine 6% Preferred Stock, voting together as a single class, and a majority of the outstanding shares of Central Maine Common Stock voting separately. At Central Maine's Annual Meeting of Shareholders held on May 21, 1998, Central Maine's shareholders approved the Plan of Merger. The Reorganization is also subject to approval by the MPUC, the FERC, the Nuclear Regulatory Commission (the "NRC") and, possibly, the Connecticut Department of Public Utility Control ("Connecticut DPUC").1 On

--------
1 Approval or waiver by the Connecticut DPUC may be required due to Central Maine's ownership of a 2.5% interest in the Millstone No. 3 nuclear unit.

May 1, 1998, the MPUC granted its approval of the Reorganization in Phase I of the Maine proceeding. This approval in Phase I of the proceeding is sufficient to close the Reorganization. On June 30, 1998, the MPUC resolved Phase II of the Reorganization proceeding, which concerns the creation of EnerMark and the approval of certain support services agreements. The NRC issued its order approving the Reorganization on June 2, 1998. Application for approval of the Reorganization has been filed with the FERC. Application for approval or waiver has been filed with the Connecticut DPUC.

5. Item 2 is restated as follows:

     "The fees, commission and expenses to be paid or incurred by Holding Company and Central Maine in connection with the Reorganization, including the solicitation of proxies, 1933 Act registration and other related matters are estimated as follows:

Commission filing fee relating to the
Registration Statement on Form S-4.....................................$ 181,010
New York Stock Exchange Listing Fee....................................$   5,300
Auditors' Fees.........................................................$  20,000
Legal Fees.............................................................$ 300,000
Proxy Solicitation.....................................................$  11,700
Stock Certificates.....................................................$  30,000
Miscellaneous..........................................................$ 100,000
                                                                       ---------
         TOTAL.................................................... ...$ 648,010"

6. Item 4 is restated as follows:

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     "The  Reorganization  requires the approval of the MPUC, the FERC, the NRC, and possibly the Connecticut DPUC. Central Maine filed an application with the MPUC, a copy of which is attached hereto as Exhibit D-1, and a copy of the MPUC order in Phase I pursuant thereto is attached hereto as Exhibit D-2. A copy of the MPUC order in Phase II is attached hereto as Exhibit D-2A. Central Maine has filed an application with the FERC, a copy of which is attached hereto as Exhibit D-3. A copy of the final FERC order pursuant thereto will be filed as Exhibit D-4 by amendment hereto. Central Maine has filed an application with the NRC, a copy of which is attached hereto as Exhibit D-5 and a copy of the NRC order pursuant thereto is attached hereto as Exhibit D-6. Central Maine has filed an application with the Connecticut DPUC, a copy of which is attached hereto as Exhibit D-7. A copy of the final order or other dispositive decision pursuant thereto will be filed as Exhibit D-8 by amendment hereto. Other than such enumerated approvals and the approval of the Commission hereunder, no other regulatory approvals are required for the Reorganization."

7. The following exhibits are added to Item 6 or filed herewith.

D-2A      Phase II Order of the MPUC.             Filed herewith.

D-6       Order of the NRC.                       Filed herewith.

D-7       Connecticut DPUC Application.           Filed herewith.


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



D-8       Decision of Connecticut DPUC.           To be filed by amendment.

E-1       Map showing service territory of        Filed under cover of Form SE.
          Central Maine.

F-1       Preliminary opinion of counsel.         Filed herewith.




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


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this application and declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date: July 8, 1998                          HOLDCO, INC.

                                            By:  /s/ Anne M. Pare
                                            ----------------------------------
                                               Name:  Anne M. Pare
                                               Title:  Treasurer, Corporate
                                                       Counsel and Secretary


Date: July 8, 1998                          CENTRAL MAINE POWER COMPANY


                                            By:  /s/ Anne M. Pare
                                            ----------------------------------
                                               Name:  Anne M. Pare
                                               Title:  Corporate Counsel and
                                                       Secretary




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